UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MCI, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

552691206

(CUSIP Number)

Marianne Drost, Esq.

Senior Vice President, Deputy General Counsel and Corporate Secretary

Verizon Communications Inc.

140 West Street

New York, New York 10007

(212) 395-2121

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Copy to:

Jeffrey J. Rosen, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

January 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 552691206

(1)	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only). Verizon Communications Inc. 23-2259884
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC and OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) Sole Voting Power 1,339 shares
(8) Shared Voting Power 43,447,684 shares
(9) Sole Dispositive Power 1,339 shares
(10) Shared Dispositive Power 43,447,684

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 43,449,023
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 13.2%*
(14)	Type of Reporting Person HC

*	Computed on the basis of 328,155,310 shares of common stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed with the Securities and Exchange Commission on November 3, 2005.

SCHEDULE 13D

CUSIP No. 552691206

(1)	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only). Eli Acquisition, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) Sole Voting Power 0 shares
(8) Shared Voting Power 43,447,684 shares
(9) Sole Dispositive Power 0 shares
(10) Shared Dispositive Power 43,447,684

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 43,447,684
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 13.2%*
(14)	Type of Reporting Person OO

*	Computed on the basis of 328,155,310 shares of common stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed with the Securities and Exchange Commission on November 3, 2005.

Amendment No. 2 to Schedule 13D

The following information supplements and amends the information contained in the Schedule 13D previously filed on April 15, 2005, as amended by the Schedule 13D/A previously filed on May 18, 2005 (the “Schedule 13D”), by Verizon Communications Inc., a Delaware corporation (“Verizon”), and Eli Acquisition, LLC, a Delaware limited liability company (“Eli Acquisition” and, together with Verizon, the “Reporting Persons”), relating to the beneficial ownership of common stock, par value $.01 per share (the “Common Stock”), of MCI, Inc., a Delaware corporation (the “Issuer”) to account for Verizon’s beneficial ownership of certain shares of the Issuer that were not required to be reported at the time they were acquired but were omitted from Verizon’s subsequent Schedule 13D filings. Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Schedule13D.

Item 5.	Interest in Securities of the Issuer

The disclosure in Items 5(a)-(b) is hereby replaced in its entirety with the following:

“(a)–(b) Verizon is the beneficial owner of 43,449,023 shares of Common Stock, including 43,447,684 shares beneficially owned with Eli Acquisition and 1,339 shares owned by Verizon New York Inc. (“Verizon New York”). Eli Acquisition is the beneficial owner of 43,447,684 shares of Common Stock. As of the date hereof, neither Verizon nor Eli Acquisition owns of record any shares of Common Stock. 43,447,684 shares of Common Stock are held in trust by the Trustee for the exclusive benefit of Verizon and Eli Acquisition, as sole beneficiaries. Verizon is deemed to have beneficial ownership of the shares of Common Stock described herein because Eli Acquisition and Verizon New York are each wholly-owned subsidiaries of Verizon. Eli Acquisition and Verizon have shared voting power, subject to the terms of the Trust Agreement described below, and shared dispositive power with respect to the shares of Common Stock beneficially owned by them and held in trust by the Trustee. Verizon has sole voting power and sole dispositive power with respect to the 1,339 shares of Common Stock held by Verizon New York. Eli Acquisition does not have sole voting power or sole dispositive power with respect to any shares of Common Stock. The shares of Common Stock beneficially owned by Verizon and Eli Acquisition constitute approximately 13.2% of the Common Stock outstanding (based on the number of shares outstanding as contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, as filed with the Securities and Exchange Commission on November 3, 2005). Eli Acquisition and Verizon also have the right to receive all dividends paid on the shares of Common Stock beneficially owned by them and held in trust by the Trustee. Verizon New York has the right to receive all dividends paid on the shares of Common Stock held by it. None of the persons listed on Schedule I to Schedule 13D has, or has the right to acquire, voting or dispositive power with respect to any shares of Common Stock except as set forth herein.”

Pages 4 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2006

VERIZON COMMUNICATIONS INC.

By:	/S/ MARIANNE DROST
Name:	Marianne Drost
Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary

ELI ACQUISITION, LLC

By:	/S/ MARIANNE DROST
Name:	Marianne Drost
Title:	Vice President and Secretary

Pages 5 of 5